Exhibit 99.(r)(7)

APPENDIX A:

CODE OF BUSINESS CONDUCT AND ETHICS

INTRODUCTION

Eclipse Capital Management, Inc. (“Eclipse Capital” or the “Company”) is engaged in Commodity Trading Advisory services and may from time to time act as a Sub-Advisor to investment companies registered under the Investment Company Act of 1940. In compliance with our regulatory obligations, this document describes the Conflicts of Interest Policy maintained by Eclipse Capital in respect of our business activities. High ethical standards are essential for the success of Eclipse Capital and to maintain the confidence of clients. The Company’s long-term business interests are best served by adherence to the principle that clients’ interests come first. We are, therefore, committed to maintaining the highest professional standards of business conduct and ethics. This Code of Business Conduct and Ethics (the “Code”) reflects the business practices and principles of behavior that support this commitment. We expect every employee and officer to read and understand the Code and its application to the performance of his or her business responsibilities.

Officers and other supervisors are expected to develop in employees a sense of commitment to the spirit, as well as the letter, of the Code. Nothing in the Code alters the at-will employment policy of Eclipse Capital, as permitted by applicable law.

The Code addresses conduct that is particularly important to proper dealings with our clients, but reflects only a part of our commitment. From time to time we may adopt additional policies and procedures with which our employees and officers are expected to comply. However, while it is the responsibility of each employee to apply common sense, you should consult the Chief Compliance Officer where there is no stated guideline in the Code.

Violations of the Code will not be tolerated. Any employee who violates the standards in the Code may be subject to disciplinary action, which, depending on the nature of the violation and the history of the employee, may range from a warning or reprimand up to and including termination of employment and, in appropriate cases, civil legal action or referral for regulatory or criminal prosecution.

HONEST AND ETHICAL CONDUCT

It is the policy of the Company to promote high standards of integrity by conducting our affairs in an honest and ethical manner. The integrity and reputation of Eclipse Capital depends on the honesty, fairness and integrity brought to the job by each person associated with us. Unyielding personal integrity is the foundation of corporate integrity.

COMPLIANCE WITH LAWS AND REGULATIONS.

Eclipse Capital is subject to rules and regulations of the Commodity Futures Trading Commission (“CFTC”), the National Futures Association (“NFA”), as well as the Securities and Exchange Commission if the Company becomes registered as an Investment Advisor under the Investment Advisor’s Act of 1940. Complying with these rules and regulations is the foundation of this Code. Our success depends upon each employee and officer operating within the guidelines set forth by these organizations. We expect employees to understand the legal and regulatory requirements applicable to their areas of responsibility. If you have a question in the area of legal compliance, it is important that you consult your supervisor or the Chief Compliance Officer.

Disregard of the law will not be tolerated. Violation of laws, rules and regulations may subject an individual, as well as Eclipse Capital, to civil and/or criminal penalties. You should be aware that conduct and records, including emails, may be subject to internal and external audits and to discovery by third parties in the event of a regulatory investigation or civil litigation. It is in everyone’s best interests to know and comply with our legal obligations.

ETHICS TRAINING

Eclipse Capital is committed to operate with high ethical standards and is dedicated to meeting the requirements of the Statement of Acceptable Practices as issued by the CFTC. Eclipse Capital will treat all current and potential customers in a just and equitable manner and believe that a professional ethics training program is essential to the firm’s fitness. The Company further believes that in order to be successful and provide customers with the best possible service, our employees must receive proper training to stay abreast of new regulations and current events.

In order to provide our Associated Persons with the proper training, Eclipse Capital has retained the services of Exchange Analytics, Inc., the largest supplier of futures ethics training to the Futures and Securities industries. Exchange Analytics, Inc. has represented that the training it provides completely fulfills the Statement of Acceptable Practices and is current and relevant to our registered individuals.

In order to establish a corporate culture of high ethical standards, the Company’s employees who are registered as Associated Persons with the NFA will be required to complete initial ethics training within six months of registration, as well as periodic ethics training every three years thereafter. Training will be accomplished using online courses administered through our ethics training provider. Furthermore, beginning June 2014, all registered Principals will also be required to complete the initial and periodic training.

The ethics training provider will supply evidence of successful completion of initial and periodic ethics training exams to both the registrant and the firm. In accordance with NFA and CFTC requirements, Eclipse Capital will maintain these records on file for five years. The ethics training provider will also maintain these records on file electronically.

This ethics training policy will be reviewed periodically and modified as needed to do everything we can to ensure high ethical standards, as well as fully comply with all requirements of the Commodity Exchange Act.

INSIDER TRADING

Employees who have access to confidential (or “inside”) information are not permitted to use or share that information for stock trading purposes or for any other purpose except to conduct our business. All non-public information about Eclipse or about clients with which we do business is considered confidential information. To use material non-public information in connection with buying or selling securities, including “tipping” others who might make an investment decision on the basis of this information, is not only unethical, it is illegal. Employees must exercise the utmost care when handling material inside information.

CONFLICTS OF INTEREST

Employees must seek to avoid any actual or potential conflicts between their personal interests and the interests of the Company and the Company’s clients and circumstances that create even the appearance of impropriety. A conflicting personal interest could result from an expectation of personal gain now or in the future and are prohibited unless specifically authorized as described below.

If you have any questions about a potential conflict or if you become aware of an actual or potential conflict involving any employee and clients or other employees, you should discuss the matter with your supervisor or the Chief Compliance Officer. If your supervisor is involved in the potential or actual conflict, you should discuss the matter directly with the Chief Compliance Officer.

Although no list can include every possible situation in which a conflict of interest could arise, the following are examples of situations that may, depending on the facts and circumstances, involve problematic conflicts of interests for employees:

•	Outside employment.

Employees may hold outside jobs only after obtaining written approval from their immediate supervisor and the CEO or Managing Director and as long as the employee meets the performance standards of their job with Eclipse Capital. All employees will be judged by the same performance standards and will be subject to the Company’s scheduling demands, regardless of any existing outside work requirements.

If Eclipse Capital determines that an employee’s outside work becomes a conflict of interest or interferes with their performance or the ability to meet the requirements of Eclipse Capital as they are modified from time to time, the employee may be asked to terminate the outside employment if he or she wishes to remain with the Company.

Outside employment that constitutes a conflict of interest is prohibited. Employees may not receive any income or material gain from sources outside Eclipse Capital for materials produced or services rendered while performing their jobs on the premises of Eclipse Capital. Violations of this policy may result in disciplinary action, up to and including termination and/or legal action.

•	Soliciting or accepting gifts, favors, loans or preferential treatment from any person or entity that does business or seeks to do business with us.

Eclipse Capital engages in business with a number of outside entities or vendors, which can result in substantial benefit being conferred upon these companies. As a result, Eclipse Capital personnel may be offered gifts, travel, entertainment, etc. from employees of such entities. All material offers, i.e., those estimated to be greater than $100 in value, must be brought to the attention of the Chief Compliance Officer for consideration of whether the offer can be accepted and, if afCompanyed, who within the Company will be allowed to avail themselves of the offer (generally a raffle system will be utilized for tangible gifts received). In general, meals or events in which a member of the outside entity or vendor also attends, will not be considered “gifts, favors, loans, or preferential treatment” with the scope of this policy. Any questions involving such offers should be directed to the Chief Compliance Officer.

To help guard against this potential conflict, all incoming mail and packages shipped to the Company’s main office address will be opened and reviewed by one or more designees of the Chief Compliance Officer, and to the Company’s Branch Office, by the Branch Manager. Violations of this policy may result in disciplinary action, up to and including termination and/or legal action.

•	Personal Trading

In order to further reduce potential conflicts of interest, Eclipse Capital does not allow any employee, except the President, to trade their own personal futures or foreign exchange trading account or to have direct trading authority over an account owned by a third party. Alternatively, an employee may invest in any fund, partnership, etc. that engages in futures trading provided that all investment decisions are made at the discretion of a third party and the percentage ownership of such is less than 25% . Any questions with regard to this policy should be directed to the Chief Compliance Officer.

Eclipse Capital’s current business consists of trading futures on organized exchanges under a purely systematic process. Eclipse Capital does not currently provide investment advice on “securities”

transactions (defined as, but not necessarily limited to, notes, bonds, stocks (both common and preferred), mutual funds, money market funds, and certificates of deposit. The term "securities" does not generally include commodity contracts.) In the event that Eclipse Capital ever does provide such advice, officers and certain employees (also known as “covered employees”) may be subject to further personal trading restrictions and compliance procedures including, but not necessarily limited to:

•	Restrictions on Initial Public Offerings and Limited Offerings;
•	Requirement to provide duplicate monthly brokerage statements to the Chief Compliance Officer; and
•	Requirement to provide disclosure of all securities holdings

RECORDKEEPING

The Chief Compliance Officer shall keep in an easily accessible place for at least six years a copy of the Code of Ethics of the Company in effect or that was in effect for the past six years, a record of any violation of the Code of Ethics and of any action taken as a result of such violation, copies of all broker statements of Covered Persons effective at such time that we are required to collect, and copies of all acknowledgments and other memoranda relating to the administration of this Code of Ethics. All such records will be held in strict confidence.

OVERSIGHT OF CODE OF ETHICS

•	Acknowledgement

All employees are required to sign and certify that such employee has received, reviewed, understands and shall comply, or has complied with, the policies and procedures as set forth in the Code, both initially when such employees are hired and annually thereafter. In addition, any situation which may involve a conflict of interest or other possible violation of this Code must be promptly reported to the Chief Compliance Officer. (See Attachment A).

•	Review and Sanctions

While violations of the Code are expected to be reported to the Chief Compliance Officer immediately, on no less than an annual basis, the Chief Compliance Officer will meet with the President and other officers of the Company to discuss the Code, any specific violations of the Code, modifications needed to the Code, and any actual or potential Conflicts of Interest that require may require disclosure to Clients or regulatory agencies.